

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Mr. Michael Nugent
President
Fire from Ice, Inc
42 Brittanic Crescent
Sovereign Island, QLD
Australia 4216

> **Re:** **Fire from Ice, Inc**
> **Form 10-K for Fiscal Year Ended**
> **October 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-52920**

Dear Mr. Nugent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2009

Item 9A(T) : Controls and Procedures, page 10

1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-K as required by Item 307 of Regulation S-K. Please revise.

2. Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

3. Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (August 27, 2007) through October 31, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Section 302 Certification

4. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))as required by Item 601(31) of Regulation S-K
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
   - Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four, and five
   Please revise your certifications to address each of the matters noted above.

Form 10-Q for the Quarters Ended January 31, 2010, April 30, 2010 and July 31, 2010

5. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 states "I am responsible for ….". This should be revised to "The Registrant's other certifying officer(s) and I are responsible…"
   - The head note to paragraph 5 states "I have disclosed…..".   This should be revised to "The Registrant's other certifying officer(s) and I have disclosed…."
   - Reference to "Free from Ice, Inc" or "issuer" was made in place of using "the registrant" in paragraph 5
   - Paragraph 6 should be removed since it does not comply with language required by Item 601(31) of Regulation S-K
   Please confirm in future filings, that you will revise the certifications to address the issues noted above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services